Exhibit (a)(21)
For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste-SP — BRASIL Telefone: 55 (19) 3455-9000 — Fax: 55 (19) 3455-2499
ROMI INCREASES OFFER FOR HARDINGE
Offer of $10.00 in Cash per Share is Romi’s Best and Final Offer
SANTA BARBARA D’OESTE, Brazil, May 10, 2010 — Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today announced that it has increased its fully funded cash tender offer to acquire all of the outstanding shares of Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) to $10.00 per share, which represents Romi’s best and final offer to acquire Hardinge. The revised offer represents a premium of 105% to Hardinge’s closing share price on December 14, 2009, when Romi first formally communicated to Hardinge its interest in pursuing a business combination. The offer is not subject to any financing condition and will be funded entirely from Romi’s internal resources.
“Hardinge’s first quarter 2010 earnings were consistent with our expectations and reinforce our view of the company’s future prospects and our outlook for the industry,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi. “Although we remain a disciplined bidder, in raising our offer we have taken into account the views of Hardinge’s shareholders and our goal of completing a transaction that makes strategic sense for both companies as soon as possible. We believe $10.00 per share is the most attractive strategic alternative available to Hardinge’s Board and its shareholders, including continuing as a standalone company. We hope the members of the Hardinge Board will listen to their shareholders and begin discussions with us immediately to negotiate a definitive merger agreement.”
Romi extended the offering period for its revised all-cash tender offer to expire at 5:00 pm, New York City time, on May 26, 2010, unless further extended or terminated. The offer and withdrawal rights were previously scheduled to expire at 12:00 midnight, New York City time, on May 10, 2010. As of 4:00 pm, New York City time, on May 7, 2010, 4,487 shares had been validly tendered and not withdrawn.
The revised offer is conditioned on there being validly tendered and not withdrawn at least two thirds of the total number of Hardinge’s outstanding shares on a fully diluted basis, Hardinge’s Board of Directors redeeming or invalidating its shareholder rights plan and other takeover defenses, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase. The waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on April 14, 2010, satisfying one of the previous conditions to Romi’s tender offer. Romi’s revised $10.00 per share offer is not subject to any confirmatory due diligence.
The Amended and Restated Offer to Purchase, Amended and Restated Letter of Transmittal and other related tender offer documents will be filed today with the U.S. Securities and Exchange Commission. Hardinge shareholders may obtain copies of all of the tender offer documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834.
HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.

About Romi
Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry. The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa. The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined. The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.
Forward-Looking Statements
Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Media Contact
Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel / Meaghan Repko: (212) 355-4449
Investor Contact
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833
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